SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                     UNDER THE SECURITES EXCHANGE ACT OF 1934
                              (Amendment No. __ _)*



                          VANGUARD SCOTTSDALE FUNDS
                              (Name of Issuer)

                       VANGUARD RUSSELL 3000 INDEX ETF
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                       (Title of Class of Securities)

                                 92206C599
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                              (CUSIP Number)

                                 3/15/2012
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            (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [X]    Rule 13d-1(b)

            [ ]    Rule 13d-1(c)

            [ ]    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 92206C599                 13G             Page  2   OF  4  Pages


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1.   NAMES OF REPORTING PERSONS

                            Munder Capital Management
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
     	(see instructions)                                            (b) [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   State of Delaware
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                           5.       SOLE VOTING POWER

      NUMBER OF                     	0
       SHARES              ----------------------------------------------------
    BENEFICIALLY           6.       SHARED VOTING POWER
       OWNED BY
         EACH                           0
     REPORTING             ----------------------------------------------------
    PERSON WITH            7.       SOLE DISPOSITIVE POWER

                                       59,560
                      -----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                                       0
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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       59,960
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 10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                      [ ]

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 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       12%
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 12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IA
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CUSIP No. 92206C599                 13G            Page  3   OF  4  Pages

Item 1.
(a)  Name of Issuer:
       VANGUARD SCOTTSDALE FUNDS

(b)  Address of Issuer's Principal Executive Offices:
       P.O. Box 2600
       V26
       Valley Forge, PA 19482

Item 2.
 (a)	Name of Person Filing:
      Munder Capital Management (Munder)

(b) Address of Principal Business Office:
      Munder Capital Center
      480 Pierce Street
      Birmingham, MI  48009

  (c)	Citizenship:
      Delaware

  (d)	Title of Class of Securities:
      VANGUARD RUSSELL 3000 INDEX ETF (ETF)

  (e)	CUSIP Number:
      92206C599

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

Item 4.  Ownership
(a) Amount Beneficially Owned:
        59,960 shares

(b) Percent of Class:
        12%

(c)	Number of shares as to which such person has:
      (i)   sole power to vote or direct the vote: 0
      (ii)  shared power to vote or direct the vote: 0
      (iii) sole power to dispose or to direct the disposition of: 59,960
      (iv)  shared power to dispose or direct the disposition of: 0



CUSIP No. 92206C599                 13G            Page  4   OF  4  Pages

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         While Munder is the beneficial owner of the shares of the ETF, Munder is the beneficial owner of such shares on behalf of a client who has the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such shares of the ETF.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group
         Not Applicable.

Item 9.  Notice of Dissolution of Group
         Not Applicable.

Item 10. Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under
Section 240.14a-11.

                                    SIGNATURE
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    April 9, 2012

                                    MUNDER CAPITAL MANAGEMENT,
                                    a Delaware general partnership


                                    By:   /s/ Mary Ann C. Shumaker
                                          Associate General Counsel